AMA SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1. Organization of the Company

   AMA Securities, LLC ("the Company") is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i). The Company is wholly owned by AMA CP Holdings LLC ("Holdings").

2. Nature of Business

   The Company provides investment advice and issues fairness opinions for companies in the transportation and energy industries.

3. Summary of Significant Accounting Policies

   A. Cash and Cash Equivalents

   For the purpose of the statement of financial condition and cash flows, the Company considers money market funds to be cash and cash equivalents.

   B. Use of Estimates

   Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

   C. Income Taxes

   Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

4. Related Party Transactions

Under the terms of an agreement with Holdings, the Company shall pay $2,000 per month to meet certain of its operating expenses including rent, telephone, and utilities.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2015, the Company's net capital of $259,415 was $209,415 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 33.85%.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirement.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.